UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number  001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐       No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Common Units and Concurrent Private Placement

In connection with a previously announced public offering (the “Public Offering”) of common units representing limited partner interests (“Common Units”) in Golar LNG Partners LP (the “Partnership”), the Partnership entered into an Underwriting Agreement dated January 30, 2013 (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. (the “Underwriters”) and certain other parties, pursuant to which the Partnership agreed to sell, and the Underwriters agreed to buy, 3,900,000 Common Units, at a price of $29.74 per Common Unit.  The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-181094).  The Public Offering closed on February 5, 2013. The Underwriting Agreement is attached hereto as Exhibit 1.1.

Also as previously announced, in connection with the offering, Golar LNG Limited agreed to purchase directly from the Partnership, in a concurrent private placement transaction, 416,947 Common Units at a price of $29.74 per unit (the “Private Placement”), pursuant to a Unit Purchase Agreement dated January 30, 2013 (the “Unit Purchase Agreement”).  The Private Placement closed on February 5, 2013.  The Unit Purchase Agreement is attached hereto as Exhibit 10.1.

Golar Maria Acquisition

As previously announced, the Partnership has entered into a Purchase, Sale and Contribution Agreement dated January 30, 2013 (the “Maria Purchase Agreement”), pursuant to which the Partnership has agreed to purchase from Golar LNG Limited ownership interests in the subsidiary that leases and operates the LNG carrier, the Golar Maria for an aggregate purchase price of $215.0 million.  The acquisition of the Golar Maria is expected to close on February 7, 2013.  The Maria Purchase Agreement is attached hereto as Exhibit 10.2.

Refinancing of Vendor Financing Arrangement Relating to the NR Satu

On December 14, 2012, PT Golar Indonesia (the “Borrower”), a subsidiary of the Partnership, entered into an agreement (the “Credit Agreement”) with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo-Mitsubishi UFJ, LTD., Standard Chartered Bank, Oversea Chinese Banking Corporation Limited, as Mandated Lead Arrangers, and the other financial institutions party thereto (the “Lenders”), providing for a $155.0 million term loan facility (the “Term Loan Facility”) and a $20.0 million revolving loan facility (the “Revolving Loan Facility” and, together with the Term Loan Facility, the “Loan Facilities”).   On December 21, 2012, the Borrower drew $155.0 million under the Term Loan Facility and used the proceeds to repay all outstanding borrowings under the vendor financing loan arrangement with Golar relating to the acquisition of the floating storage and regasification unit, the NR Satu, in July 2012.  The Borrower has not borrowed under the Revolving Loan Facility.  The Loan Facilities are secured by the NR Satu, bear interest at a rate equal to LIBOR plus a margin of 3.5% plus, if applicable, Mandatory Costs, as defined in the Credit Agreement.  The Loan Facilities mature on the earlier of (a) 30 November 2019, (b) the date falling at the end of the primary period of the charter in respect of the NR Satu and (c) the date when all amounts outstanding under the Loan Facilities and the Hedging Contracts (as defined in the Credit Agreement) are reduced to zero, or such later date as the Lenders may agree.  A final balloon payment of $52.5 million is due on the maturity date.   The final balloon payment is guaranteed by the Partnership.  A copy of the Credit Agreement is attached hereto as Exhibit 10.3.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094), ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1  Underwriting Agreement dated January 30, 2013.

5.1  Opinion of Seward & Kissel LLP.

8.1  Opinion of Vinson & Elkins L.L.P. relating to tax matters.

8.2  Opinion of Seward & Kissel LLP relating to tax matters.

10.1 Unit Purchase Agreement dated January 30, 2013.

10.2 Purchase, Sale and Contribution Agreement dated January 30, 2013.

10.3 Facility Agreement dated December 14, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: February 5, 2013	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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